================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         SUNCOM WIRELESS HOLDINGS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86722Q108
                                 (CUSIP Number)

                             MR. JOSEPH R. THORNTON
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  MAY 11, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

==============================================================================

CUSIP NO.  86722Q108                                              PAGE 2 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 5,550,000 shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc., a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of April 28, 2006 there were 62,637,691 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 3 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of April 28, 2006 there were 62,637,691 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 4 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of April 28, 2006 there were 62,637,691 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 5 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of April 28, 2006 there were 62,637,691 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 6 OF 10


Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Class A Common Stock, par value of $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.

Item 2.  IDENTITY AND BACKGROUND.

         The Reporting Persons filing this statement include the Fund, PCM, PCM LLC and Mr. Karim Samii. The business address of each Reporting Person is 1001 Avenue of the Americas, Suite 1100, New York, New York 10018. PCM serves as the investment manager of the Fund and the holder of the Shares set forth in this Schedule 13D. PCM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may each be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii each disclaim beneficial ownership of all Shares held by the Fund.

         Neither the Fund, PCM, PCM LLC nor Mr. Samii has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Samii is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between April 20, 2005 and May 3, 2006, the Fund purchased a total of 5,550,000 Shares for a total consideration of $8,848,805.50 (excluding brokerage commissions and other fees), in a series of open market transactions. All of the funds used to purchase the Shares described in this
Schedule 13D came from the working capital of the Fund.

Item 4.  PURPOSE OF TRANSACTION.

         The Fund originally acquired senior subordinated notes and Shares for investment because the Reporting Persons believed that such securities, when purchased, were substantially undervalued and represented an attractive investment opportunity. The Reporting Persons have communicated with management of the Company, the board of directors of the Company (the "Board of Directors") and other stakeholders in the Company, and expect to continue to do so, regarding, among other things, their desire that the Company pursue appropriate measures to enhance the Company's value. The Reporting Persons intend to closely evaluate the performance of the Company and the value of the Fund's investment in the Company, including but not limited to the continued analysis and assessment by the Reporting Persons of the Company's business, assets, operations, financial condition, capital structure, management and prospects.

         In a recent effort to more closely assess the Company's capital structure and financial condition, PCM joined an unaffiliated committee of certain holders of the Company's debt securities (the "Committee") for the purpose of entering into discussions with the Company relating to a potential financing restructuring of the Company. As part of these discussions, on April 17, 2006, PCM entered into a confidentiality agreement (the "Confidentiality Agreement") with the Company which allowed PCM and its representatives to receive non-public, confidential, and proprietary information about the potential restructuring. The Confidentiality Agreement was terminated on May 2, 2006 and PCM was discharged of all obligations thereunder. No agreement was reached between the Company and the Committee with respect to a potential restructuring.

CUSIP NO.  86722Q108                                              PAGE 7 OF 10


         On May 11, 2006, the Fund sent a letter to the Board of Directors expressing its disappointment with the outcome of the proposed restructuring negotiations and the Fund's concern that recent actions taken by the Company's management do not adequately address the financial issues the Company is currently facing.

         If the Reporting Persons remain unsatisfied with the performance of the Company and the value of their investment, they may, among other things:
(i) communicate with other stockholders of the Company, or other persons, regarding the composition of the Board of Directors and management, (ii) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination or transaction (including the sale of certain assets) with, one or more other parties, and communicate with such other parties, (iii) perform a strategic review of the Company's operations with a view to optimizing such operations, transferring individual assets and/or reducing the Company's currently outstanding debt, (iv) propose to management, the Board of Directors, or other persons, various alternatives for raising cash or reducing the Company's level of indebtedness, (v) solicit proxies from other stockholders to be used to seek the election of one or more nominees of the Reporting Persons and/or (vi) take other actions which the Reporting Persons believe to be appropriate.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Fund's investment in the Company on a continuing basis. The Reporting Persons have in the past and may continue in the future to engage in discussions with management, the Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Fund's investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Fund, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

         The beneficial ownership and ownership percentages set forth herein are as of May 11, 2006. All ownership percentages set forth herein assume that there are 62,637,691 Shares outstanding, based on the total number of shares of Class A Common Stock reported in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on May 9, 2006 to be issued and outstanding as of April 28, 2006.

         The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

         The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

CUSIP NO.  86722Q108                                              PAGE 8 OF 10


------------------------------------------------------------------------------
CAPITAL STOCK         TRADE DATE     BUY/SELL    AMOUNT      PRICE (EXCLUDING
-------------         ----------     --------    ------      -----
                                                             BROKERAGE
                                                             COMMISSIONS)
------------------------------------------------------------------------------
Class A Common Stock  5/3/06         Buy         4,150,000   $1.27
------------------------------------------------------------------------------

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1: Joint Filing Agreement, dated May 11, 2006, among the Reporting Persons.

                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006


                                     PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).